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Exhibit 5.3

[ERNST & YOUNG LLP letterhead]

January 23, 2002

CREDIT SUISSE FIRST BOSTON CORPORATION
BANC ONE CAPITAL MARKETS, INC.
UBS WARBURG LLC
SCOTIA CAPITAL (USA) INC.
TOKYO-MITSUBISHI INTERNATIONAL PLC
U.S. BANCORP PIPER JAFFRAY INC.
c/o Credit Suisse First Boston Corporation
Eleven Madison Avenue
New York, N.Y. 10010-3629

Ladies and Gentlemen:

        We have acted as tax advisor to Best Buy Co., Inc., a Minnesota corporation (the "Company") in connection with the issuance and sale by it of $52,500,000 aggregate principal amount of its Convertible Subordinated Debentures due January 15, 2022 (the "Debentures") to Credit Suisse First Boston Corporation and the other above-named addressees as the initial purchasers (the "Purchasers") pursuant to the purchase agreement dated as of January 10, 2002 (the "Purchase Agreement") by and among the Company, its subsidiary Best Buy Stores L.P. (the "Guarantor") and the Purchasers. This opinion letter is provided to you pursuant to Section 6(b) of the Purchase Agreement. Unless otherwise specifically provided for herein, capitalized terms used herein have the meaning given to them in the Purchase Agreement.

        For purposes of rendering this opinion, we have considered such principles and authorities of federal income tax law and examined copies certified or otherwise identified to our satisfaction of such documents, corporate records and other instruments as we have considered necessary or appropriate. Included in such examination were the following:

          (i)    the Purchase Agreement;

          (ii)  the confidential offering circular dated January 10, 2002 (the "Offering Circular") with respect to (a) the Debentures, (b) the guarantee related to the Debentures (as more fully defined therein, the "Guarantee"), and (c) the shares of the Company's common stock, par value $0.10 per share, issuable upon conversion of the Debentures; and

          (iii)  the Indenture dated as of January 15, 2002, among the Company, the Guarantor and Wells Fargo Bank Minnesota, National Association, as trustee, pursuant to which the Debentures and the Guarantee have been issued (the "Indenture").

        In such examination, we have assumed (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to us as originals, (iii) the conformity to authentic originals of all documents submitted to us as certified or photocopies, (iv) the genuineness of all signatures on all documents of all parties, (v) the legal capacity and competency of natural persons, (vi) the due authorization, execution and delivery of the Purchase Agreement and the Indenture by all parties thereto, and (vii) that the Purchase Agreement and Indenture constitute the valid, binding and enforceable obligations of all parties thereto.

        On the basis of such examination, we advise you that, in our opinion, the statements in the Offering Document under the caption "Certain United States Federal Income Tax Considerations," insofar as such statements constitute summaries of the tax matters referred to therein, fairly present in all material respects the information called for with respect to such tax matters and fairly summarizes the matters referred to therein.

        This opinion is furnished pursuant to Section 6(b) of the Purchase Agreement solely to the Purchasers, and may not be provided to or relied upon by any other person, firm or entity, other than the Purchasers and their counsel. This opinion may not be duplicated, distributed or furnished to any person, firm or entity, other than the Purchasers and their counsel, without the prior written consent of the undersigned.

                      Yours truly,

                      /s/ Ernst & Young LLP

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  Exhibit 5.3
[ERNST & YOUNG LLP letterhead]